SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of 2014 First Half Business Report

2. Exhibit 99.1 Woori Finance Holdings Co., Ltd. Review Report for 2014 2Q (Consolidated)

3. Exhibit 99.2 Woori Finance Holdings Co., Ltd. Review Report for 2014 2Q (Separate)

Summary of 2014 First Half Business Report

	1.	Directors	36

	2.	Employee Status	36

	3.	Directors’ Compensation	36

VIII.	RELATED PARTY TRANSACTIONS		37

	1.	Transactions with Affiliated Parties	37

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank:

1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.

(2)	Woori Card: credit card business

(3)	Woori Investment Bank: merchant banking business

(4)	Woori Private Equity: private equity business.

(5)	Woori FIS: finance-related IT services.

(6)	Woori Finance Research Institute: research relating to finance and banking

2.	History of the Company

a.	Company History

(1)	Background: Major developments.

March 27, 2001	Woori Finance Holdings was incorporated

April 2, 2001	Commenced commercial operations

June 24, 2002	Became listed on the Korea Exchange

September 29, 2003	Became listed on the New York Stock Exchange

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities became a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	LG Investment Trust Management changed from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management became a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity was established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori FG Savings Bank Co., Ltd. was incorporated as a wholly-owned subsidiary

October 5, 2011	Kwangju Bank and Kyongnam Bank became wholly-owned subsidiaries

November 29, 2011	Acquired additional shares of Woori Investment & Securities to increase our equity stake (based on common stock) to 37.85%

July 30, 2012	Acquired additional shares of Woori Financial to change our equity stake to 52.02%

October 9,2012	Disclosed Woori Finance Research Institute is incorporated as a wholly-owned subsidiary

April 1, 2013	Woori Card was incorporated as a wholly-owned subsidiary following a spin-off from Woori Bank.

June 14,2013	Appointment of new management

June 21,2013	Acquired Kumho Investment Bank as a subsidiary upon our acquisition of a [41.6]% equity stake. Changed company name to Woori Investment Bank on October 2, 2013.

March 20, 2014	Disaffiliation of Woori Financial from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori Financial

May 1, 2014	Disafilliation of Kwangju Bank and Kyongnam Bank as a result of a spin-off from Woori Finance Holdings

May 2, 2014	Disaffiliation of Woori Asset Management from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori Asset Management

May 7, 2014	Disaffiliation of Woori F&I from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori F&I

June 17, 2014	Acquired additional shares of Woori Investment Bank to increase our equity stake to 58.15%

June 27, 2014	Disaffiliation of Woori Investment & Securities, Woori Aviva Life Insurance, Woori FG Savings Bank as a result of the sale of Woori Finance Holdings’ equity stake in the three subsidiaries

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

As of June 30, 2014

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	6 companies
Woori Card
Woori Investment Bank
Woori FIS
Woori Private Equity
Woori Finance Research Institute

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	12 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
ZAO Woori Bank
Woori Fund Service
Woori Bank Brasil
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1
Woori Columbus Private Equity Fund No.1

*	Woori Finance Holdings, and Woori Investment Bank are listed on the KRX KOSPI Market
*	On September 25, 2012, Woori Bank Brasil was included as our 2nd tier subsidiary. Woori Bank owns a 100% (less one share) stake in Woori Bank Brasil.
*	On November 2, 2012, Woori Columbus Private Equity Fund No.1, to which Woori Asset Management contributed 1.96% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.
*	On December 26, 2012, Woori Finance Research Institute was incorporated and became our wholly-owned subsidiary.
*	On April 1, 2013, Woori Card was added as our 1st tier subsidiary.
*	On June 21, 2013, the inclusion of Kumho Investment Bank as our 1st tier subsidiary was approved by the Financial Services Commission, and Two Eagles KIB LLC and Two Eagles LLC, both controlled by Kumho Investment Bank, were also included as our 2nd and 3rd tier subsidiaries, respectively.
*	On March 20, 2014, Woori Financial Co., Ltd. was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake to KB Financial Group.
*	On April 29, 2014, Two Eagles KIB LLC & Two Eagles LLC were removed from our list of subsidiaries.
*	On May 1, 2014, Kwangju Bank and Kyongnam Bank disaffiliated from Woori Finance Holdings as a result of a spin-off
*	On May 2, 2014, Woori Asset Management was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake to Kiwoom Securities. The related 2nd tier subsidiaries, POSCO Woori EIG Global Private Equity Fund, KEPCO Woori Sprott Global PEF, KEPCO Woori Sprott Global Overseas Resource Development PEF, were also removed from our list of subsidiaries.

*	On May 7, 2014, Woori F&I was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake to Daishin Securities. The related fourty-two 2nd tier subsidiaries, including Woori AMC, were also removed from our list of subsidiaries.
*	On June 27, 2014, Woori Investment & Securities Co., Ltd., was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake to NongHyup Financial Group Inc. The related fourteen 2nd tier subsidiaries, including Woori Futures, were also removed from our list of subsidiaries.
*	On June 27, 2014, Woori Aviva Life Insurance Co., Ltd., was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake to NongHyup Financial Group Inc.
*	On June 27, 2014, Woori FG Savings Bank was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake to NongHyup Financial Group Inc.

c.	Consolidated Subsidiaries

(As of June 30, 2014)

Name of Company	Business Activities	Total Assets (2013) (unit: in millions of Won)
Woori Bank	Banking	243,686,166
Woori Card	Credit Card	4,679,202
Woori Asset Management	Collective Investment	85,169
Woori FIS (former Woori Finance Information System)	Financial Information Technology	332,223
Woori Private Equity	Other Financial	41,290
Woori FG Savings Bank	Banking	822,887
Woori Investment Bank (former Kumho Investment Bank)	Merchant Banking	860,226
Woori Finance Research Institute	Other Financial	3,739
Woori Credit Information	Debt Collection and Credit Rating	31,414
Woori America Bank	Banking	1,228,163
P.T. Bank Woori Indonesia	Banking	666,804
Woori Global Markets Asia Ltd.	Banking	184,475
Woori Bank (China) Limited	Banking	3,414,199
ZAO Woori Bank	Banking	201,035
Woori Bank Brasil	Banking	143,993
Korea BTL Infrastructure Fund	Other Financial	651,973
Woori Fund Service Co., Ltd.	Other Financial	2,694
Kumho Trust 1st Co., Ltd.	Other Financial	69,430
Woori IB Global Bond Co., Ltd	Other Financial	208,385
Connsus Eighth Co., Ltd.	Other Financial	16
Asiana Saigon Co., Ltd.	Other Financial	45,151
An-Dong Raja 1st Co., Ltd.	Other Financial	12,222
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	61,240
Hermes STX Co., Ltd.	Other Financial	179
BWL First Co., LLC	Other Financial	79,784

Name of Company	Business Activities	Total Assets (2013) (unit: in millions of Won)
Woori Poongsan Co., Ltd	Other Financial	41,880
Pyeongtaek Ocean Sand Co., Ltd.	Other Financial	44,822
Heights Third Co., Ltd	Other Financial	607
Jeonju Poomglim iWant	Other Financial	186
Wonju Poomglim iWant	Other Financial	9
Deogi Dream Fourth Co., Ltd	Other Financial	348
W Synergy 1st Co., Ltd.	Other Financial	9,203
New Year Eighth Co., Ltd.	Other Financial	—
Heoreum Short-Term 15 th	Other Financial	58
G5 Pro Short-Term 13th	Other Financial	489
G6 First Class Mid-Term E-203	Other Financial	1
G15 First Class Mid-Term C-151	Other Financial	4
D First Class Mid-term C-151	Other Financial	3
Woori Milestone Private Real Estate Fund 1st	Other Financial	302
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	59,391
Woori Partner Plus Private Equity Securities 4th	Other Financial	409,539
Hyundai Platinum Private Equity Securities W-3	Other Financial	50,636
Phoenix Sky Private Equity Securities 15th	Other Financial	20,253
Samsung Plus Private Equity Securities 24th	Other Financial	50,569
HDC Private Equity Securities Investment Trust 10th	Other Financial	50,579
ING Lion Private Equity Securities 47th	Other Financial	50,565
LS Leading Solution Private Equity Securities 126th Bond	Other Financial	50,602
Shinhan BNP Corporate Private Equity Securities 32nd	Other Financial	50,526
Hyundai Advantage Private Equity Securities 17th	Other Financial	9,773
Mirae Asset Triumph Private Equity Securities 21st	Other Financial	50,464
Meritz Prime Private Equity Securities 95th	Other Financial	50,547
Hi Good Choice Private Equity Securities 8th	Other Financial	20,201
HDC Private Equity Securities Investment Trust 11th	Other Financial	20,199
Woori Partner Plus Private Equity Securities 13th	Other Financial	301,722
Phoenix Sky Private Equity Securities 16th	Other Financial	50,217
Hanwha Private Equity Securities Investment Trust 65th	Other Financial	51,212
Hanwha Private Equity Securities No. 67 (Bond)	Other Financial	51,034
HDC New Star Private Equity Securities 24th	Other Financial	—
Hana UBS Private Equity Securities 8th	Other Financial	—
Eugene Jarang Private Equity Securities 40th	Other Financial	—
LS Leading Solution Private Equity Securities 129th	Other Financial	—
Kyobo Axa Active Long Short 30 Private Equity 1st	Other Financial	—
KB Market Long Short Private Equity Securities 1st	Other Financial	—
Yuri WB Private Equity Securities Investment Trust 7th	Other Financial	—
IBK Panorama Private Equity Securities 54th	Other Financial	—
Heungkuk Multi Private Equity Securities H-8	Other Financial	—
Hyundai Platinum Private Equity Securities W-4	Other Financial	—
Hyundai Smart Dream Private Equity Securities 14th	Other Financial	—
Mirae Asset Triumph Private Equity 26th	Other Financial	—
Hyundai Platinum Private Equity Securities W-5	Other Financial	—
LS Leading Solution Private Equity Securities 133rd	Other Financial	—
KDB Private Equtiy Securities Investment Trust WB-6	Other Financial	—
Shinhan BNPP Corporate Private Equity Securities 37th	Other Financial	—
NH-CA New Private Equity Securities Investment Trust 12-63	Other Financial	—
Eugene Jarang Private Equity Securities 43rd	Other Financial	—
Yuri WB Private Equity Securities 8th	Other Financial	—
Mirae Asset Triumph Private Equity Securities 29th	Other Financial	—
Yuri WB Private Equity Securities9th	Other Financial	—
Asset Plus Private Equity Securities Investment Trust 18th	Other Financial	—
Woori Bank Principal Protected Trust	Other Financial	1,389,082

Name of Company	Business Activities	Total Assets (2013) (unit: in millions of Won)
Woori Private Equity Fund	Private Equity Investment	45,129
Woori EL Co., Ltd.	Other Financial	27
MyAsset Manhattan Private Equity Real Estate Trust 1st	Beneficiary Certificates	170
Sahn Eagle LLC	Other Financial	7,092

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to- 0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
2014. 5. 1	Reduction of Capital	Common	129,736,969	5,000	5,135	Spin-off of regional banks

b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of June 30, 2014	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	29,157	29,157
Free float shares	676,249,214	676,249,214

b.	Treasury Stock

As of June 30, 2014	(unit: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common Preferred
Direct purchase other than under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common Preferred	2,000	27,480	-323		29,157
Subtotal	Common Preferred	2,000	27,480	-323		29,157
Indirect acquisition from trust agreement	Common Preferred
Total	Common Preferred	2,000	27,480	-323		29,157

5.	Voting Rights

As of June 30, 2014	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	676,278,371
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under Korean Securities & Exchange Law	—	29,157
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	676,249,214
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

Items		2013	2012	2011
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		-537,688	1,583,580	2,136,828
Earnings per share (Won)		-667	1,965	2,651
Total cash payout (Won in Millions)		0	201,503	201,503
Total stock dividends (Won in Millions)
Cash dividend payout ratio (%)		0	12.72	9.43
Cash dividend yield (%)	Common Shares Preferred Shares	0	2.1	2.6
Stock dividend yield (%)	Common Shares Preferred Shares
Cash dividend per share (Won)	Common Shares Preferred Shares	0	250	250
Stock dividend per share (Won)	Common Shares Preferred Shares

II. Description of Business

1.	Business Overview

a.	Business Overview

(As of June 30, 2014)

Business Area	Business Scope	Subsidiary
Banking	Lending, deposit taking and related business	Woori Bank

Credit Finance	Credit cards, cash advance, and credit card loans	Woori Card

Investment Banking	Merchant banking business related to lending, deposit taking, international finance, lease finance, and securities	Woori Investment Bank

IT	IT service business, including financial IT system development, sales and maintenance	Woori FIS

Private Equity	Investment advisory and private equity fund management business	Woori Private Equity

Other	Financial, economic and industry research	Woori Finance Research Institute

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(unit: in millions of Won)

		2014 1H		2013		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	1,625,585	52.10	1,854,339	55.69	(228,754)	(3.59)
	CD	29,757	0.95	29,099	0.87	658	0.08
	Borrowings	72,724	2.33	231,466	6.95	(158,742)	(4.62)
	Call Money	17,448	0.56	26,216	0.79	(8,768)	(0.23)
	Others	377,833	12.11	503,094	15.11	(125,261)	(3.00)
	Sub-Total	2,123,347	68.06	2,644,214	79.41	(520,867)	(11.35)
Foreign Currency	Deposits	116,980	3.75	115,576	3.47	1,404	0.28
	Borrowings	77,343	2.48	103,721	3.11	(26,378)	(0.63)
	Debentures	54,080	1.73	52,407	1.57	1,673	0.16
	Others	11,764	0.38	12,554	0.38	(790)	0.00
	Sub-Total	260,167	8.33	284,258	8.54	(24,091)	(0.21)
Others	Total Capital	209,942	6.73	233,209	7.00	(23,267)	(0.27)
	Reserves	6,846	0.22	10,206	0.31	(3,360)	(0.09)
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	216,788	6.95	243,415	7.31	(26,627)	(0.36)
Liabilities associated with disposal group held for sale1)		205,953	6.60	64,095	1.92	141,858	4.68
Liabilities associated with disposal group held for distribution to owners1)		313,780	10.06	93,765	2.82	220,015	7.24
Source of Funds Total		3,120,035	100.00	3,329,747	100.00	(209,712)	0.00

*	Consolidated basis

1)	Sale and Spin-off completed during the first half of 2014

(unit: in millions of Won)

Items	2014 1H	2013	2012
Shareholders’ Equity	12,178,050	13,744,606	14,571,676
Capital	3,381,392	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	498,407
Capital Surplus	91,475	109,026	109,026
Retained Earnings	9,692,446	9,108,368	9,935,633
Capital Adjustments	-1,485,670	-1,272	-1,467
Borrowings	3,771,694	4,237,306	3,874,928
Debentures	3,545,001	3,684,958	3,654,276
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	226,693	552,348	220,652
Total	15,949,744	17,981,912	18,446,604

*	Separate basis
*	179,933 million won of debentures in 2013, relating to the regional bank spin-offs, was classified as liabilities directly associated with disposal group held for distribution.

(2)	Use of Funds

(unit: in millions of Won)

		2014 1H		2013		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	84,964	2.72	135,677	4.07	(50,713)	(1.35)
	Securities	329,224	10.55	526,207	15.80	(196,983)	(5.25)
	Loans	1,645,994	52.76	1,893,350	56.86	(247,356)	(4.10)
	Call Loans	34,020	1.09	25,624	0.77	8,396	0.32
	Private placement bonds	4,985	0.16	10,653	0.32	(5,668)	(0.16)
	Credit Card	43,951	1.41	42,457	1.28	1,494	0.13
	Others	127,646	4.09	207,793	6.24	(80,147)	(2.15)
	Loan loss reserves	(28,717)	(0.92)	(33,786)	Δ1.01	5,069	0.09
	Sub-Total	2,242,067	71.86	2,807,975	84.33	(565,908)	(12.47)
Foreign Currency	Deposits	39,233	1.26	36,011	1.08	3,222	0.18
	Securities	3,914	0.13	11,836	0.36	(7,922)	(0.23)
	Loans	166,029	5.32	181,520	5.45	(15,491)	(0.13)
	Bills bought	49,698	1.59	49,851	1.50	(153)	0.09
	Others	3,964	0.13	5,730	0.17	(1,766)	(0.04)
	Sub-Total	262,838	8.42	284,948	8.56	(22,110)	(0.14)
Others	Cash	32,220	1.03	35,485	1.07	(3,265)	(0.04)
	Tangible Assets	25,067	0.80	30,565	0.92	(5,498)	(0.12)
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	57,287	1.84	66,050	1.98	(8,763)	(0.14)
Disposal group held for sale1)		221,973	7.11	70,149	2.11	151,824	5.00
Disposal group held for distribution to owners1)		335,870	10.76	100,625	3.02	235,245	7.74
Use of Funds Total		3,120,035	100.00	3,329,747	100.00	(209,712)	0.00

*	Consolidated basis

1)	Sale and Spin-off completed during the first half of 2014

(unit: in millions of Won)

Items	2014 1H	2013	2012
Subsidiary Stock	13,831,963	17,739,535	17,976,325
Woori Bank	12,848,076	12,848,076	13,621,824
Kyongnam Bank1)	—	1,443,661	1,443,661
Kwangju Bank1)	—	976,291	976,291
Woori FIS	35,013	35,013	35,013
Woori F&I1)	—	206,563	206,563
Woori Investment & Securities 1)	—	953,210	1,036,749
Woori Asset Management1)	—	67,456	67,456
Woori Private Equity	34,246	34,246	34,246
Woori Financial1)	—	238,575	238,575
Woori Aviva Life Insurance1)	—	36,317	102,946
Woori FG Savings Bank1)	—	53,730	210,000
Woori Finance Research Institute	3,000	3,000	3,000
Woori Card	773,748	773,748	—
Woori Investment Bank	137,881	69,648	—
Investment Securities	4	—	—
Loan Obligations	—	998	995
Tangible Assets	225	288	389
Intangible Assets	49	44	33
Cash	1,890,347	67,380	236,400
Other Assets	227,156	173,667	232,462
Total	15,949,744	17,981,912	18,446,604

*	Separate basis
*	21,856 million won of cash in 2013, relating to the regional bank spin-offs, was classified as disposal group held for distribution assets on the separate statements of financial position.
*	Woori F&I, Woori Investment & Securities, Woori Financial, Woori Asset Management, Woori Aviva Life Insurance and Woori FG Savings Bank , in connection with the sale of the investment & securities unit, were classified as disposal group held for sale assets in 2013
1)	Sale and Spin-off completed during the first half of 2014

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios

Won-denominated Current Ratio

(unit: in millions of Won)

Items	2014 1H	2013	2012
Current Assets (A)	1,893,651	67,852	222,671
Current Liabilities (B)	9,748	10,889	33,580
Current Ratio(2) (A/B)	19,425.15%	623.11%	663.11%

*	Separate basis
*	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month to (ii) Won-denominated liabilities with maturity of less than 1 month.

Debt Ratio

(unit: in millions of Won)

Items	2014 1H	2013	2012
Liabilities (A)	3,771,694	4,237,306	3,874,928
Equity (B)	12,177,067	13,744,539	14,571,676
Debt Ratio (A/B)	30.97%	30.83%	26.59%

*	Separate basis

BIS Ratio

(unit: in millions of Won)

Items	2014 1H	2013	2012
Total Capital (A)	20,097,696	26,138,766	26,989,716
Risk weighted assets (B)	142,719,073	200,977,843	210,397,222
BIS Ratio (A/B)	14.08%	13.01%	12.83%

*	2014 1H & 2013: under Basel III, 2012: under Basel I
*	2014 1H figures are preliminary

b.	Credit Ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2012.01.30	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2012.01.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.02.28	Hybrid	AA	KIS Ratings (AAA ~D)	Case evaluation
2012.02.28	Hybrid	AA	Korea Ratings (AAA ~D)	Case evaluation
2012.06.13	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2012.06.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.08.06	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2012.08.06	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.10.17	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2012.10.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2013.02.26	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2013.02.26	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2013.07.15	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2013.07.15	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2013.09.23	Debentures(Subordinate)	AA+	Korea Ratings (AAA ~D)	Case evaluation
2013.09.23	Debentures(Subordinate)	AA+	NICE (AAA ~ D)	Case evaluation
2013.10.18	Debentures(Subordinate)	AA+	Korea Ratings (AAA ~D)	Case evaluation
2013.10.18	Debentures(Subordinate)	AA+	KIS Ratings (AAA ~D)	Case evaluation
2014.01.09	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2014.01.09	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2014.02.11	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2014.02.11	Debentures	AAA	NICE (AAA ~ D)	Case evaluation

c.	30 Largest Exposures by Borrower

(As of June 30, 2014)	(unit: in hundred millions of Won)

Name	Total Credit Exposure	Securities	Total Exposure
Korea Land & Housing Corporation	22,647	18,701	41,348
Korea Finance Corporation	—	15,648	15,648
Korea Development Bank	—	15,578	15,578
Samsung Heavy Industries	10,682	130	10,812
Samsung Electronics	10,404	50	10,454
Hyundai Heavy Industries	9,268	132	9,400
Korea Railroad Corporation	87	7,441	7,528
Small & Medium Business Corporation	203	7,322	7,525
Korea BTL Infrastructure Fund	—	6,547	6,547
SPP Shipbuilding	6,259	—	6,259
Gajeul New Town Zone 4 Redevelopment Project	5,640	—	5,640
Hyosung	5,497	—	5,497
SK Energy	5,215	101	5,315
Daewoo International	5,075	—	5,075
DSME	5,040	—	5,040
S-OIL	4,974	7	4,981
Daewoo E&C	4,742	—	4,742
KT	4,356	303	4,659
Korean Air	4,393	222	4,615
Korea Water Resources Corporation	7	4,501	4,508
Kumho Tire	3,489	930	4,419
Samsung Display	4,324	—	4,324
Kia Motors	4,161	—	4,161
LG Chem	4,098	16	4,114
Export-Import Bank of Korea	—	4,103	4,103
KB Kookmin Bank	2,804	1,295	4,099
Korea Expressway Corporation	—	4,081	4,081
Halla Corporation	3,913	—	3,913
Korea Housing Finance Corporation	—	3,895	3,895
Donuimun 1 District City Environment Maintenance Project	3,881	—	3,881
Total	131,160	91,003	222,163

*	Based on Woori Bank, Woori Card and Woori Investment Bank
*	Excluding securities issued or guaranteed by the Government or the Bank of Korea
*	Corporate borrowers only

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of June 30, 2014)	(unit: in hundred millions of Won)

Name	Industry	Total Exposure	Sub-standard or below	Loan Loss Reserve
A	Shipbuilding	6,259	5,257	3,063
B	Shipbuilding	2,277	2,277	934
C	Shipbuilding	3,266	1,973	878
D	Manufacturing	1,315	1,315	251
E	Real Estate & Leasing	993	993	179
F	Manufacturing	986	986	6
G	Manufacturing	935	935	811
H	Construction	893	884	366
I	Real Estate & Leasing	711	711	108
J	Sports & Leisure	705	705	424
K	Shipbuilding	684	683	671
L	Real Estate & Leasing	625	625	52
M	Finance	612	612	312
N	Real Estate & Leasing	600	600	1
O	Construction	570	570	54
P	Manufacturing	569	569	8
Q	Sports & Leisure	537	537	189
R	Transportation	515	515	308
S	Manufacturing	508	508	0
T	Wholesale & Retail	483	483	2
Total		24,043	21,739	8,617

*	Based on Woori Bank, Woori Card and Woori Investment Bank
*	Corporate borrowers only

e.	Recent Developments

In December 2012, Woori Finance Research Institute was established as a separate legal entity to enhance the operational efficiency of Woori Financial Group’s internal research function and to increase its research capacity.

In April 2013, the credit card business of Woori Bank was spun off to become a wholly-owned subsidiary of Woori Finance Holdings in order to increase the competitiveness of such business.

In June 2013, Woori Finance Holdings acquired a 41.6% equity stake in Kumho Investment Bank by participating in a capital increase of Kumho Investment Bank and added the entity as a new first tier subsidiary. In April 2014, Woori Finance Holdings increased its equity stake to 58.15%.

Ongoing Privatization

On June 26, 2013, the Public Funds Oversight Committee of the Financial Services Commission announced the privatization plan for Woori Finance Holdings. The privatization plan provides for the sale of and other procedures, including spin-off and merger, involving Woori Finance Holdings and its subsidiaries.

On March 20, 2014, the sale of Woori Financial to KB Financial Group was completed.

On May 2, 2014, the sale of Woori Asset Management to Kiwoom Securities was completed.

On June 27, 2014, the sale of Woori Investment & Securities, Woori Aviva Life Insurance, and Woori FG Savings Bank to NongHyup Financial Group was completed.

The spin-off of Kyongnam Bank and Kwangju Bank was completed on May 1, 2014 and on July 28, 2014, the Board of Directors of Woori Finance Holdings approved of a merger of Woori Finance Holdings, the non-surviving entity, with and into its subsidiary Woori Bank, the surviving entity. The date of merger is expected to be November 1, 2014.

III.	Financial Information

1.	Condensed Financial Statements (Separate)

(unit: in millions of Won, except per share amounts)

Items	2014 1H	2013 (1)	2012(1)	2011
Cash and Cash Equivalents	1,890,347	45,524	236,400	33,538
Loans and Receivables	217,510	34,454	209,199	239,215
Available-for-Sale Financial Assets	4
Investments in Subsidiaries and Associates	13,831,963	13,763,730	17,976,325	17,825,203
Premises and equipment	225	288	389	515
Intangible Assets	49	44	33	29
Current Tax Assets	—	138,005	20,844	—
Deferred Tax Assets	8,199	—	2,444	2,158
Other Assets	1,447	2,207	970	2,347
Assets Held for Sale	—	1,555,852
Disposal Group Held for Distribution to Owners	—	2,441,808
Total Assets	15,949,744	17,981,912	18,446,604	18,103,005
Debentures	3,545,001	3,505,025	3,654,276	3,653,968
Net Defined Benefit Liability	769	—	137	—
Current Tax Liabilities	193,372	—	165,588	201,361
Deferred Tax Liabilities	—	375,026	—	—
Other Financial Liabilities	31,468	175,813	53,448	31,796
Other Liabilities	1,084	889	1,479	1,659
Liabilities Directly Associated with Disposal Group held for Distribution to Owners	—	180,553	—	—
Total Liabilities	3,771,694	4,237,306	3,874,928	3,888,784
Common Stock	3,381,392	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	498,407	309,010
Capital Surplus	91,475	109,026	109,026	109,026
Other Equity	(1,485,670)	(1,272)	(1,467)	(1,029)
Retained Earnings	9,692,446	9,108,368	9,935,633	9,767,137
Total Equity	12,178,050	13,744,606	14,571,676	14,214,221

Items	2014 1H	2013 1H	2013	2012
Net Interest Income	(72,662)	(80,951)	(162,832)	(172,380)
Net Fees Income	19,143	24,613	45,924	59,440
Dividend Income	194,527	254,081	254,081	562,272
Reversal of Impairment Loss on Credit Loss	4,626	2	(4,621)	(1)
Administrative Expenses	(16,787)	(23,648)	(42,080)	(50,774)
Operating Income	128,847	174,097	90,472	398,557
Non-Operating Expense	197,129	(1,081)	(309,428)	(1,367)
Income Before Income Tax	325,976	173,016	(218,956)	397,190
Net Income	709,137	144,737	(596,363)	397,336
Total Comprehensive Income	708,932	144,685	(596,168)	396,898
Earnings Per Share (in Won)	911	161	-776	459

(1)	2014 1H, 2013, 2012, 2011 amounts reflect amendments to Korean IFRS 1019 relating to employee benefits adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company).

2.	Condensed Financial Statements (Consolidated)

(unit: in millions of Won)

Items	2014 1H	2013(1)(2)	2012(1)(2)	2011
Cash and Cash Equivalents	5,099,006	5,477,649	5,778,390	6,417,964
Financial Assets at Fair Value through Profit or Loss	5,346,956	4,806,197	27,352,216	26,844,973
Available-for-Sale Financial Assets	16,853,833	17,085,448	18,888,923	19,698,348
Held-to-Maturity Financial Assets	13,302,549	12,038,820	18,684,801	20,036,128
Loans and Receivables	213,846,076	211,912,373	250,275,551	235,317,520
Investments in Jointly Controlled Entities and Associates	664,309	617,570	1,037,930	928,233
Investment Properties	367,626	340,620	491,685	498,999
Premises and equipment	2,463,789	2,536,441	3,185,543	3,134,472
Intangible Assets and goodwill	187,089	268,926	433,407	447,891
Assets Held for Sale	1,104	587	83,347	56,243
Current Tax Assets	4,200	143,101	38,667	57,512
Deferred Tax Assets	204,820	155,256	155,439	79,505
Derivative Assets	151,163	131,410	281,069	326,840
Other Assets	168,196	178,886	414,846	377,062
Disposal Group Held for Sale	—	34,684,805	—	—
Disposal Group Held for Distribution to Owners	—	50,312,293	—	—
Total Assets	258,660,716	340,690,382	327,101,814	314,221,690
Financial Liabilities at Fair Value Through Profit or Loss	2,686,802	2,507,248	10,985,765	9,621,546
Deposits	179,751,900	175,323,644	204,209,580	197,378,565
Borrowings	16,121,563	18,231,511	33,479,716	34,667,740
Debentures	23,583,169	21,677,674	27,959,969	29,265,833
Provisions	502,691	684,799	863,658	892,308
Net Defined Benefit Liability	89,359	71,602	166,296	119,704
Current Tax Liabilities	198,599	9,980	178,791	274,257
Deferred Tax Liabilities	3,609	49,105	134,481	270,033
Derivatives Liabilities	—	1,785	38,000	33,493
Other Financial Liabilities	17,521,552	19,914,947	25,544,410	19,023,665
Other Liabilities	395,255	411,278	508,072	570,038
Liabilities Directly Associated with Disposal Group Held for Sale	—	32,047,626	—	—
Liabilities Directly Associated with Disposal Group Held for Distribution to Owners	—	46,882,414	—	—
Total Liabilities	240,854,499	317,813,613	304,068,738	292,117,182
Equity Ownership of Controlled Entity	15,867,661	17,847,633	18,695,919	17,555,085
Capital Stock	3,381,392	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	498,407	309,010
Capital Surplus	91,262	176,502	174,044	175,768
Other Equity	(2,286,225)	(35,367)	112,013	563,074
Retained Earnings	14,182,825	13,112,690	13,881,378	12,477,156
Equity Related to Asset Group Held for Sale	—	29,820	—	—
Equity Related to Asset Group Held for Distribution to Owners	—	35,504	—	—
Non-Controlling Interests	1,938,556	5,029,136	4,337,157	4,549,423
Total Equity	17,806,217	22,876,769	23,033,076	22,104,508
Total Liabilities and Equity	258,660,716	340,690,382	327,101,814	314,221,690
Number of Consolidated Subsidiaries	82	173	166	143

Items	2014 1H (1)(2)	2013 1H (1)(2)	2013 (1)(2)	2012 (1)(2)
Operating Income	684,330	281,580	239,567	1,549,507
Net Interest Income	2,210,164	2,225,105	4,492,022	4,847,900
Interest Income	4,607,677	4,792,543	9,493,383	10,891,241
Interest Expense	(2,397,513)	(2,567,438)	(5,001,361)	(6,043,341)
Net fees and commissions income	460,737	447,657	926,501	1,189,350
Fees and Commissions Income	800,430	779,745	1,565,224	1,686,885
Fees and Commissions Expense	(339,693)	(332,088)	(638,723)	(497,535)
Dividend Income	76,690	50,665	87,641	101,063
Gain on Financial Instruments at Fair Value through Profit or Loss	13,322	106,663	123,900	(364,894)
Gain on Available-for-Sale Financial Assets	(36,264)	10,547	(85,242)	533,148
Gain on Held-to-Maturity Financial Assets	—	—	—	—
Impairment Losses on Credit Losses	(315,151)	(976,115)	(2,277,260)	(1,799,029)
Other Net Operating Expenses	(1,725,168)	(1,582,942)	(3,027,995)	(2,958,031)
Non-operating Income	(34,874)	22,078	48,100	88,413
Share of Profits of Jointly Controlled Entities and Associates	(42,033)	(4,077)	(1,277)	44,515
Other non-operating income	7,159	26,155	49,377	43,898
Net Income Before Income Tax Expense	649,456	303,658	287,667	1,637,920
Income Tax Expense	163,817	35,726	35,096	356,840
Income of Continuing Operations	485,639	267,932	252,571	1,281,080
Income of Discontinued Operations	661,768	176,457	(966,006)	566,599
Net Income	1,147,407	444,389	(713,435)	1,847,679
Net Income Attributable to Owners	1,195,958	358,346	(537,688)	1,633,341
Net Income Attributable to the Non-Controlling Interests	(48,551)	86,043	(175,747)	214,338
Other Comprehensive Income	(215,786)	20,322	(110,347)	(438,341)
Remeasurement of the Net Defined Benefit Liability	(21,026)	9,569	9,217	(51,297)
Gain (loss) on Available-for-Sale Financial Assets	(171,843)	(43,740)	(50,953)	(349,481)
Share of Other Comprehensive Loss of Jointly Controlled Entities and Associates	(2,766)	(9,039)	(6,375)	56,855
Gain (loss) on Overseas Business Translation	7,000	76,651	(59,824)	(107,509)
Gain on Valuation of Cashflow Hedge	(27,151)	(13,119)	(2,412)	13,091
Total Comprehensive Income	931,621	464,711	(823,782)	1,409,338
Comprehensive Income Attributed to Owners	1,065,784	378,071	(623,695)	1,176,805
Comprehensive Income Attributed to the Non-Controlling Interests	(134,163)	86,640	(200,087)	232,533
Earnings from Continuing and Discontinued Operations Per Share (in Won)	1,550	426	(704)	1,993
Earnings from Continuing Operations Per Share (in Won)	528	259	165	1,411

(1)	2014 1H, 2013 1H, 2013, 2012 amounts reflect amendments to Korean IFRS 1110 (scope of consolidation) and Korean IFRS 1019 (employee benefits) adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company).
(2)	In connection with the currently pending privatization process of Woori Finance Holdings Co., Ltd. and its subsidiaries by the Korean Government, operations of the regional bank subsidiaries of Woori Finance Holdings Co., Ltd. (consisting of Kwangju Bank and Kyongnam Bank) and certain other subsidiaries (consisting of Woori Investment & Securities, Woori Financial, Woori F&I, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Asset Management) have been classified as discontinued operations.
(3)	The Company has reclassified certain items.
-	Beginning in 2013 the Company has reclassified certain credit card commissions from interest income to fees income Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2011, 2012, 2013 and 2014 as applicable, have been restated accordingly.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2014 1H	2013	2012
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate financial statements of the Company are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: in millions of Won, hours)

Year	Auditor	Activity	Compensation(1)	Accrued Time (hrs)
2014 1H	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	384	3,833
2013	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	454	11,327
2012	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	440	8,848

b.	Compensation for Services Other than the Audit

(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2014 1H	2014.04.25	Corporate tax reconciliation	2014.07~2014.08	31
			2015.02~2015.04
	2014.07.25	Merger related financial information review	2014.07~2014.08	270
2013	2013.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2013.07~2014.04 2013.07~2013.08 2014.02~2014.04	1,405 36	—
	2013.10.28	Spin-off related financial statement review	2013.10~2013.10	40
2012	2012.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2012.07~2013.04 2012.07~2012.08 2013.02~2013.03	1,358 35	—
2011	2011.06.27 2011.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2011.07~2012.04 2011.07~2011.08 2012.02~2012.03	1,266 35	—

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of our board of directors

From January 1, 2014 until March 20, 2014

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Soon-Woo Lee (Standing Director)	- Current) Chairman & Chief executive officer of Woori Finance Holdings & Woori Bank - Deputy President & Director, Woori Bank - Executive Vice President & Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None	—
Yong-Man Rhee (Non-Standing Director)

- Current) Committee Member, National Elders Committee

- Minister, Ministry of Finance and Economy

- Governor, Bank Supervisory Service

- Graduate School of Public Administration, Seoul National University

		None	First appointment: March 2013 Chairman of the Board
Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013
Doo-Hee Lee (Non-standing Director)

- Current) Dean & Professor of College of Business Administration, Korea University

- President, Asia-Pacific Association for International Education

- Ph.D. in Business Administration, Michigan State University

- Bachelor of Business Administration, Korea University

		None	First appointment: March 2009
Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013
Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	First appointment: March 2009
Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	First appointment: March 2012
John Ji Whan Park (Non-standing Director)	- Current) Representative Director, Asia Evolution - Director, AT&T Network System - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University	None	First appointment: March 2011

After the general shareholders’ meeting on March 21, 2014

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Soon-Woo Lee (Standing Director)	- Current) Chairman & Chief executive officer of Woori Finance Holdings & Woori Bank - Deputy President & Director, Woori Bank - Executive Vice President & Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None	—
Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013 Chairman of the Board
Sang-Keun Oh (Non-standing Director)	- Current) Professor, Economics, Dong-A University - Director, The Korean Economic Association - Ph.D. in Economics, University of Wisconsin-Madison - BA, Economics, SungKyunKwan University	None	First appointment: March 2014
Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013
Kang-Shik Choi (Non-standing Director)	- Current) Professor, Economics, Yonsei University Dean, University College, Yonsei University - Ph.D. in Economics, Yale University - BA, Economics, Yonsei University	None	First appointment: March 2014
Seong-Yeal Lim (Non-standing Director)

- Current) Director, Planning & Coordination Dept., Korea Deposit Insurance Corporation

- Director, Risk Management Dept., Kore Deposit Insurance Corporation

- MPA, Seoul National University

- BA, Economics, Seoul National University

		Employee of the largest shareholder	First appointment: March 2014
Min Chang (Non-standing Director)

- Current) Director, Research Coordination Division, Korea Institute of Finance

- Advisor to the Chairman, Financial Services Commission

- Ph.D. in Economics, Michigan State University

- BA, Economics, Seoul National University

		None	First appointment: March 2014

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

From January 1, 2014 until March 20,2014

Name	Position	Notes
Management Committee	Soon-Woo Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee	Chairman & CEO Soon-Woo Lee heads this committee consisting of the heads of the committees under the Board of Directors.
Business Development and Compensation Committee	Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee	Non-standing director Young-Soo Park heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Soon-Woo Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Hun Lee heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.
Standing Directors Committee	Soon-Woo Lee	Chairman & CEO Soon-Woo Lee heads the committee consisting of all standing directors.
Ethics Committee	Soon-Woo Lee Yong-Man Rhee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of all standing directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Soon-Woo Lee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Soon-Woo Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman & CEO Soon-Woo Lee heads this committee consisting of the entire board of directors.
Audit Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.
Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of all non-standing directors.

After the general shareholders’ meeting on March 21, 2014

Name	Position	Notes
Management Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi	Chairman & CEO Soon-Woo Lee heads this committee consisting of the heads of the committees under the Board of Directors.
Business Development and Compensation Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi	Non-standing director Kang-Shik Choi heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Soon-Woo Lee Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Hee-Yul Chai heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.
Standing Directors Committee	Soon-Woo Lee	Chairman & CEO Soon-Woo Lee heads the committee consisting of all standing directors.
Ethics Committee	Soon-Woo Lee Hee-Yul Chai Seong-Yeal Lim Min Chang	Non-standing director Hee-Yul Chai heads this committee consisting of all standing directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Sang-Keun Oh heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Chairman & CEO Soon-Woo Lee heads this committee consisting of the entire board of directors.
Audit Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.
Audit Committee Member Candidate Recommendation Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Sang-Keun Oh heads this committee consisting of all non-standing directors.

2.	Related Companies

3.	Investments in Other Companies

As of June 30, 2014	(units: thousands of shares, millions of Won, %)

Name	Beginning Balance			Changes			Ending Balance			Total Assets as of the Most	Net Income for
	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value	Recent Fiscal Year	the Most Recent Fiscal Year
Woori Bank	596,691	100.0	12,848,076	—	—	—	596,691	100.0	12,848,076	249,984,771	465,266
Kwangju Bank	49,413	100.0	976,291	(49,413)	(976,291)	—	0	0	0	18,872,972	61,030
Kyongnam Bank	58,050	100.0	1,443,661	(58,050)	(1,443,661)	—	0	0	0	31,714,227	130,181
Woori FIS	4,900	100.0	35,013	—	—	—	4,900	100.0	35,013	332,223	(2,054)
Woori F&I	14,000	100.0	206,563	(14,000)	(206,563)	—	0	0	0	1,641,240	49,115
Woori Investment & Securities	75,426	37.9	953,210	(75,426)	(942,006)	(11,204)	0	0	0	29,985,901	16,034
Woori Asset Management	6,662	100.0	67,456	(6,662)	(67,456)	—	0	0	0	85,169	3,498
Woori Private Equity	6,000	100.0	34,246	—	—	—	6,000	100	34,246	89,945	1,776
Woori Financial	11,181	52.0	238,575	(11,181)	(238,575)	—	0	0	0	3,939,851	54,143
Woori Aviva Life Insurance	7,601	51.6	36,317	(7,601)	(35,164)	(1,153)	0	0	0	4,465,602	31
Woori FG Savings Bank	10,320	100.0	53,730	(10,320)	(56,218)	2,488	0	0	0	957,748	(27,346)
Woori Finance Research Institute	600	100.0	3,000	—	—	—	600	100	3,000	3,739	610
Woori Card	169,266	100.0	773,748	—	—	—	169,266	100	773,748	4,679,202	47,998
Woori Investment Bank	139,295	41.6	69,648	136,466	68,233	—	275,761	58.15	137,881	862,744	(85,983)
Total	1,149,405		17,739,534	(96,187)	(3,897,701)	(9,869)	1,053,218	—	13,831,964	347,615,334	714,299

1.	The changes in quantity and cost are calculated based on increases and decreases due to acquisition (or disposal) and valuation gain or loss under the acquisition cost method.
2.	The figures for the total assets and the net income for the most recent fiscal year are generally calculated on a consolidated basis in accordance with Korean IFRS.
3.	The amounts for Woori Investment Bank are for the fiscal year ended March 31, 2014 in accordance with Korean IFRS. The amounts for Woori FG Savings Bank are for the fiscal year ended June 30, 2013 in accordance with the generally accepted accounting principles in Korea for non-consolidated financial statements.
4.	The net income amounts for Woori Investment & Securities, Woori Asset Management, and Woori Aviva Life Insurance are calculated from April 2013 to December 2013 due to changes in the fiscal year-end.
5.	Recognized impairment loss of 12,357 million won in 2014 1H and 306,437 million won in 2013 4Q, and subsequent gain of 2,488 million won in 2014 1H on the subsidiaries undergoing a sale based on the lesser of net fair value and book value. The sale s of Woori Financial, Woori Asset Management, Woori F&I, Woori Investment & Securities, Woori Aviva Life Insurance, and Woori FG Savings Bank were completed in 2014 1H, and a related gain of 207,636 million won was recognized. In addition, the spin-off of Kyongnam Bank and Kwangju Bank were completed in 2014H.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2014	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Largest S/H	Common	385,285,578	56.97	—	—	385,285,578	56.97
Total		Common	385,285,578	56.97	—	—	385,285,578	56.97
		Others	—	—	—	—	—	—
		Total	385,285,578	56,97	—	—	385,285,578	56.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of May 1, 2014	(units: shares, %)

No.	Name	Stock		Notes
		No. of shares	%
1	KDIC	385,285,578	56.97
2	National Pension Fund	55,532,990	8.21

c.	Minority Shareholders

As of December 31, 2013

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	51,339	99.98%	298,886,286	37.07%

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		January 2014	February 2014	March 2014	April 2014	May 2014	June 2014
Common Stock	High	13,300	12,400	12,350	12,600	12,650	12,750
	Low	11,800	11,600	11,600	11,650	11,650	11,800
	Average	12,530	11,980	11,988	12,109	11,808	12,261
Monthly Trade Volume	High	2,245,745	3,104,887	2,807,839	8,474,637	13,027,476	2,701,302
	Low	951,805	676,534	693,021	0	0	762,100
	Average	29,081,229	31,672,463	26,910,197	27,557,721	26,562,212	26,637,376

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		January 2014	February 2014	March 2014	April 2014	May 2014	June 2014
ADR	High	37.61	34.83	34.90	36.19	36.96	37.36
	Low	32.67	32.23	32.49	32.71	32.42	34.66
	Average	34.97	33.56	33.86	34.91	33.99	35.92
Won Con-version	High	39,690	37,188	37,364	37,753	37,947	38,032
	Low	35,418	34,650	34,787	33,747	33,448	35,298
	Average	37,229	35,957	36,256	36,468	34,836	36,616
Monthly Trade Volume	High	11,300	18,400	21,600	5,700	17,500	21,600
	Low	800	1,200	2,400	0	600	1,300
	Monthly Total	96,400	145,200	163,700	46,300	143,900	140,400

VII.	Directors and Employee Information

1.	Directors

As of June 30, 2014

Position		Name	Common Stock Owned	Expiration of Term
Chairman & CEO	Registered	Soon-Woo Lee	11,998	December 30, 2014
Executive Vice President	Non-Registered	Seung-Gyu Kim	—	December 30, 2014
Executive Vice President	Non-Registered	Dong-Gun Lee	—	December 30, 2014
Managing Director	Non-Registered	Seungrock Kim	—	December 30, 2014
Managing Director	Non-Registered	Nam Hee Lee	—	December 30, 2014
Non-standing Director	Registered	Young-Soo Park	—	March 21, 2015
Non-standing Director	Registered	Sang-Geun Oh	—	March 20, 2015
Non-standing Director	Registered	Hee-Yul Chai	—	March 21, 2015
Non-standing Director	Registered	Kang-Shik Choi	—	March 20, 2015
Non-standing Director	Registered	Seong-Yeal Lim	—	March 20, 2015
Non-standing Director	Registered	Min Chang	—	March 20, 2015

2.	Employee Status

As of June 30, 2014	(units: persons, thousands of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	79	—	—	79	3 years and 10 months	4,346	55

*	Excluding three non-registered acting managing directors.

3.	Directors’ Compensation

As of June 30, 2014	(units: persons, thousands of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Standing Director	1	361	361
Non-standing Directors	—	32	16	Excluding audit committee members1)
Audit Committee Members	6	160	29

*	Total Compensation: Cumulative basis from January 1 to June 30, 2014 and includes payments made to former employees
1)	As the audit committee members consisted of all the non-standing directors after the general shareholders’ meeting on March 21, 2014, the figures for outside directors are as of the end of 2014 1Q.

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

* As of June 30, 2014	(unit: in millions of Won)

Name	Relation	Item	Date	Maturity	Rate	Changes
						Beg.	+	-	End
Woori Financial	Subsidiary	Other Loan	2008.12.26	2014.10.19	4.04%	1,000	—	(1,000)	0
Total						1,000	—	(1,000)	0

*	The above loan was fully repaid on March 20, 2014

b.	Payment Transactions

* As of June 30, 2014	(unit: shares)

	Relation	Capital Contribution and Share Disposal
		Types of Shares	Transactions				Notes
Name			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	596,690,380	—	—	596,690,380
Kwangju Bank	Subsidiary	Common stock	49,413,851	—	(49,413,851)	0	Spun-off May 1, 2014
Kyongnam Bank	Subsidiary	Common stock	58,050,037	—	(58,050,037)	0	Spun-off May 1, 2014
Woori FIS	Subsidiary	Common Stock	4,900,000	—	—	4,900,000
Woori F&I	Subsidiary	Common Stock	14,000,000	—	(14,000,000)	0	Sold May 7, 2014
Woori Investment & Securities	Subsidiary	Common Stock	75,426,214	—	(75,426,214)	0	Sold June 27, 2014
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	(6,662,000)	0	Sold May 2, 2014
Woori Private Equity	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Financial	Subsidiary	Common Stock	11,180,630	—	(11,180,630)	0	Sold March 20, 2014
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	(7,601,091)	0	Sold June 27, 2014
Woori FG Savings Bank	Subsidiary	Common Stock	10,320,000	—	(10,320,000)	0	Sold June 27, 2014
Woori Finance Research Institute	Subsidiary	Common Stock	600,000	—	—	600,000
Woori Card	Subsidiary	Common Stock	169,266,200	—	—	169,266,200
Woori Investment Bank	Subsidiary	Common Stock	139,295,220	136,466,271	—	275,761,491	Capital Increase
Total			1,149,405,623	136,466,271	(232,653,823)	1,053,218,071

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: August 14, 2014	By: /s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President